ACN 009 220 053

Atlas south sea pearl

*Nature's Most Precious Gift*

# SHAREHOLDER UPDATE No. 36 November, 2007



Environment



Community



Endeavour



Reward



Beauty

## DEAR SHAREHOLDER,

Best wishes for the coming festive season from all of us at Atlas south sea pearl!

As the year draws to a close, we are very pleased to advise that our anticipated revenue and profit forecast for 2007 will be met and we expect the revenue for the full year to be over $A14 million with a profit of approaching $A5.5 million before tax. This year has proven to be an excellent one for the group with both revenue and profit significantly improved on 2006

## CHAIRMAN'S MESSAGE

Season's greetings to all and best wishes for year 2008. Once again, as the year draws to a close we have seen Atlas reach (and in many cases) exceed our expectations. The result is a reflection of an extremely hard working team and I take this opportunity to thank everyone in the Atlas group for a job very well done. The imminent expansion into Malaysia is both exciting and gratifying and I am very confident it will lead to further growth and return to the Atlas group and you the shareholders. On all fronts, Atlas is continuing on its mission to increase the wealth and profitability of the group. The potential growth and reward over the next few years is exceptional and I have no doubt that we are now one of the strongest pearling organisations in operation. Finally, thanks to you, our shareholders for supporting us again in 2007.

**GEORGE SNOW**

Chairman

## CORPORATE

A second dividend for 2007 was paid in November, bringing the total amount for the calendar year to 4 cents. These fully franked dividends equate to a yield of over 8%, making Atlas south sea pearl one of Australia's highest yielding companies in 2007. It is worth noting that no other publicly listed production based pearling company has achieved anything even close to Atlas' revenue in pearl sales or return on investment to its shareholders. Atlas now has an enviable record of delivering profits and dividends with significant room for further increase in wealth due to the growing production base and move into downstream value adding.

In 2008, the Company will be distributing the Annual Report electronically. This decision has been made to reduce cost whilst still providing shareholders with a complete report. Shareholders that wish to continue receiving a printed version of the annual Report are advised to complete the attached form and return it.

## OPERATIONAL

**Hatchery/Grow-out**

The overall number of juvenile and young oysters remains very strong and is sufficient for the Company to maintain its Indonesian operational targets. To ensure sufficient oysters are available for our expanded operations into Sabah, Malaysia, the Company has secured additional oyster supplies from third parties. In order to investigate the potential of hatchery rearing of pearl oysters in Sabah, the Company is entering into an MOU with the University Malaysia Sabah. This extremely well equipped university is a centre for excellence in Malaysia and boasts a modern marine science and aquaculture facility. Atlas looks forward to commencing work at UMS in 2008.

**Pearl Farming Activities**

Several major harvests were completed this year in Indonesia and a new record number of pearls were produced at the Company's farms. The first commercial quantities of pearls were harvested in Bali and we were pleased with the quality delivered, particularly in relation to the cost of production. Bali will be a very profitable centre for pearl production and will generate 25% of all pearls harvested in Indonesia within the next two years. The Alyui Bay operation continues to produce pearls of high quality that are well received within the international pearling markets.

Atlas south sea pearl Limited: 43 York Street, Subiaco, WA 6008.

Tel: +61 8 9380 9444 Fax: +61 8 9380 9970 Email: atlas@atlassouthseapearl.com.au http: www.atlassouthseapearl.com.au

**Marketing**

Pearlautore International has made strong sales on the Company's behalf. At the time of writing, almost $A12M in revenue had been generated from pearl sales with Pearlautore International. This is over $A2M more than for the same period last year.





Jelena Jankovic, world no 3 Tennis Player, wearing Atlas' pearls



Pearl Appreciation at the Commonwealth Bank Tennis Classic 2007



CommonwealthBank Tennis Classic

unicef

Meanwhile, the Atlas south sea pearl jewellery venture has been slowly improving. October of this year was a record month for the jewellery division with sales exceeding $A200,000. The production division now has a high level of competency and the group is in a good position to expand beyond the current tourist based operations in Bali. During September, Atlas participated as a sponsor for the Commonwealth Women's Tennis Classic in Bali. This very popular event attracts many of the world's best female players and this year was no exception. Atlas as the tournaments jeweller, helped dress such well known players as Lindsay Davenport, Daniela Hantuchova, Jelena Jankovic and Patty Schnyder. As part of the event, world number three, Jelena Jankovic, helped our jewellers create a stunning pearl necklace. The necklace will be auctioned for charity with proceeds going to the UNICEF children's fund both in Indonesia and in Jelena's home country of Serbia. The event was an excellent showcase for the Atlas brand and we anticipate future involvement in this event as it continues to grow.

The Atlas website has been re-launched with a new on-line Jewellery Showroom. Shareholders are entitled to a 20% discount on any items purchased through the Atlas website (www.atlassouthseapearl.com.au).

Good sales have also been achieved in the by-products division with new contracts signed for the supply of seafood and mother of pearl. We expect to earn approximately $400,000 from this division for 2007.

**Research and Development**

The first of the planned selective breeding trials utilizing the founder populations produced in 2005 will commence in November of 2007. This is a major milestone in the Company's research and development programme with James Cook University. The aim of these first trails will be to improve growth. Even a modest increase in growth could lead to major increases in productivity and save money by reducing the time it takes to produce a pearl. Over the next few breeding seasons, our efforts to improve pearl production by selective breeding will intensify.

**Expansion Plans**

Several survey and establishment trips have been made to Sabah, Malaysia this year. Approval for land and sea leases is expected to be formalised in November and the pilot project will commence soon after. The surveyed areas are sufficiently large to allow for future expansion and the area has a history of pearl production. Support for the venture from the Malaysian Government has been very strong. The potential of the leases in Sabah could see the Company double in size over the next five years whilst maintaining a very competitive cost of production. Equipment to start the project has already been prepared and will soon be sent to Sabah.

## CONCLUSION

2007 will see Atlas deliver on all expectations and we are anticipating further growth in revenue and profit in 2008. At this time, I would like to thanks all of our shareholders and wish you a very safe holiday season and prosperous New Year. To my fellow directors, management and staff of Atlas south sea pearl I express my thanks for helping the Company reach yet another goal.

**JOSEPH TAYLOR**

Managing Director

Atlas south sea pearl Limited: 43 York Street, Subiaco, WA 6008.

Tel: +61 8 9380 9444 Fax: +61 8 9380 9970 Email: atlas@atlassouthseapearl.com.au http: www.atlassouthseapearl.com.au